November 20, 2009

via FEDERAL EXPRESS
and EDGAR

Mr. Michael Rosenthall
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Flagstone Reinsurance Holdings Limited
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
DEF 14A Filed April 14, 2009
File No. 001-33364

Dear Mr. Rosenthall:

On the behalf of Flagstone Reinsurance Holdings Limited (the “Company”), this letter is submitted in follow up to our conversation of earlier today.

For the sake of clarity, the Company confirms that the goals provided to the Staff on November 11, 2009 represent the complete, verbatim goals assigned to the NEO’s in 2009.  There are some goals (e.g. Mr. Prestia’s first goal) which could appear to be quantifiable; however, there are no specific metrics related to the goals that have not been disclosed.  The evaluation of goals is part of a continuing process of discussions and refinements during the year which are then considered within the discretion of the Compensation Committee.

In the correspondence dated November 11, 2009, the Company stated:

The Company does not disclose certain confidential individual performance objectives to be achieved in order for the Company’s Named Executive Officers to earn their respective bonus payments because disclosure of such objectives would result in competitive harm and may therefore be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

The Company recognizes that the Staff could interpret this statement to mean that there are goals which have not been disclosed.  The Company confirms that the goals provided to the Staff on November 11, 2009 represent the complete, verbatim goals assigned to the NEO’s in 2009.  This paragraph was intended to be a general statement for the benefit of investors reading future proxy statements to apprise them of the Company’s position that certain of the goals should receive confidential treatment because of the harm it would cause should those goals be revealed to our competitors.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (441)-278-4305.

Sincerely,

/s/ William F. Fawcett
William F. Fawcett, General Counsel
Flagstone Reinsurance Holdings Limited

cc:           David A. Brown
Chief Executive Officer, Deputy Chairman and Director
Flagstone Reinsurance Holdings Limited

Patrick Boisvert
Chief Financial Officer
Flagstone Reinsurance Holdings Limited

Ronald  Cami, Esquire
Cravath, Swaine & Moore LLP

John Johnston
Deloitte & Touche